EXHIBIT A

AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT OF
HANA MAKGEOLLI LLC

This AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT of HANA MAKGEOLLI LLC, a New York limited liability company (the "Company"), effective as of April 1, 2021, by and between the Persons who shall become Members of the Company in accordance with the provisions hereof and whose names are set forth as Members on Schedule A hereto, as such Schedule A may be amended from time to time.

RECITALS

WHEREAS, the Company was formed as a limited liability company on November 15, 2017 under the New York Limited Liability Company Law, as amended from time to time; and

WHEREAS, the Members desire to amend and restate in its entirety the Limited Liability Company Agreement of the Company in order to formally establish the manner in which the business and affairs of the Company shall be managed and to determine their respective rights, duties and obligations with respect to the Company.

NOW, THEREFORE, in consideration of the premises and agreements of the parties set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Members hereby agree as follows:

ARTICLE ONE
DEFINED TERMS

Section 1.1 Certain Definitions. As used herein, the following terms have the following meanings:

"Act" means the New York Limited Liability Company Law, as amended from time to time.

"Affiliate" means, with respect to a specified Person, any Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the specified Person, including Related Persons. As used in this definition, the term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, as trustee or executor, by contract or credit arrangement or otherwise.

"Agreement" means this Amended and Restated Limited Liability Company Agreement of HANA MAKGEOLLI LLC, as amended, modified, supplemented or restated from time to time.

The phrases "Approved by," "Approval of," "Consent of," "Deemed by," "Determined by," or any equivalent, each mean, with respect to the Board, approval or consent as set forth in Section 4.1(c) hereof, and, with respect to the Members, approval or consent as set forth in Section 6.8 hereof.

"Articles" means the Articles of Organization of the Company and any and all amendments thereto and restatements thereof filed on behalf of the Company with the office of the Secretary of State of the State of New York pursuant to the Act.

"Board" means the Board of Directors.

"Business Day" means any day, except a Saturday, Sunday or other day on which commercial banking institutions in New York City or the State of New York are authorized or directed by law or executive order to close.

"Capital Account" means, with respect to any Holder of Membership Units, the account maintained for such Person in accordance with the provisions of Section 3.2.

"Capital Contribution" means, with respect to any Holder of Membership Units, the aggregate amount of money and the initial Gross Asset Value of any property (other than money) contributed to the Company by such Holder of Membership Units (or such Person's predecessor in interest) with respect to the Membership Units held by such Person.

"Code" means the Internal Revenue Code of 1986, and any successor statute, each as amended from time to time.

"Company Assets" means all of the assets of the Company and any property (real or personal) acquired in exchange therefor or in connection therewith.

"Company Minimum Gain" has the meaning set forth with respect to partnership minimum gain in Regulations Sections 1.704-2(b)(2) and 1.704-2(d).

"Depreciation" means, for each Fiscal Year or other period, an amount equal to the depreciation, amortization or other cost recovery deduction allowable for federal income tax purposes with respect to an asset for such Fiscal Year or other period; provided, however, that if the Gross Asset Value of an asset differs from its adjusted tax basis for federal income tax purposes at the beginning of such Fiscal Year or other period, Depreciation shall be an amount that bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization or other cost recovery deduction with respect to such asset for such Fiscal Year or other period bears to such beginning adjusted tax basis; and provided further that, if the adjusted tax basis of an asset for federal income tax purposes at the beginning of such Fiscal Year or other period is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Managers.

"Director" means a member of the Board.

"Distributable Cash" means, for any Fiscal Year, the cash proceeds received by the Company (including sales and dispositions of Company Assets in the ordinary course of business and also including any reductions in amounts previously set aside as reserves and to the extent previously reducing Distributable Cash) net of all Company expenses for such period and less any amounts reasonably set aside as and/or added to reserves for anticipated Company expenses, debt payments, capital improvements, replacements and contingencies, plus any reserves in respect of prior periods, all as Determined by the Board.

"Fiscal Year" means (i) the period commencing on November 15, 2017 and ending on December 31, 2017, (ii) any subsequent twelve (12)-month period commencing on January 1 and ending on December 31, or (iii) any portion of the period described in clause (ii) of this sentence for which the Company is required to allocate Net Profits, Net Losses and other items of Company income, gain, loss or deduction pursuant to Article Seven hereof.

"Gross Asset Value" means, with respect to any Company Asset, such asset's adjusted basis for U.S. federal income tax purposes, except that the initial Gross Asset Value of any asset contributed by a Member to the Company shall be the fair market value of such asset, and the Gross Asset Values of all Company Assets shall be adjusted to equal their respective fair market values, in accordance with the rules set forth in Section 1.704-l(b)(2)(iv)(f) of the Regulations, except as otherwise provided herein, as of: (i) the date of the acquisition of any additional Membership Units by any new or existing Member in exchange for more than a de minimis Capital Contribution; (ii) the date of the distribution of more than a de minimis amount of Company property to a Member as consideration for a Membership Unit; or (iii) the date of the termination of the Company under Section 708(b)(1)(B) of the Code; provided, however, that adjustments pursuant to clauses (i) and (ii) above shall be made only if such adjustments are deemed necessary or appropriate by the Managers to reflect the relative economic interests of the Members. The Gross Asset Value of any Company Asset distributed to any Member shall be adjusted immediately prior to such distribution to equal its fair market value (taking Code §7701(g) into account). Depreciation shall be calculated by reference to Gross Asset Value, instead of tax basis once Gross Asset Value differs from tax basis.

"Holder" means the legal and/or economic owner or holder of a Membership Unit, without regard to whether the holder has been admitted as a Member of the Company.

"Manager" means a manager of the Company.

"Member" means each Person who is admitted as a member of the Company and each additional Person who shall hereafter be admitted as a Member hereof in accordance with the provisions of this Agreement.

"Member Nonrecourse Debt" has the meaning set forth with respect to partner nonrecourse debt in Regulations Section 1.704-2(b)(4).

"Member Nonrecourse Debt Minimum Gain" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Regulations Section 1.704-2(i)(3).

"Member Nonrecourse Deductions" has the meaning set forth with respect to partner nonrecourse deductions in Regulations Sections 1.704-2(i)(1) and 1.704-2(i)(2).

"Membership Interest" shall mean the entire ownership interest of a Member at any particular time, including the right of such Member to any and all benefits to which a Member may be entitled as provided in this Agreement, together with the obligations of such Member to comply with all the terms and provisions of this Agreement.

"Membership Unit" means a unit of Membership Interest in the Company which denotes a Person's share of one or more of the Company's Net Profits, Net Losses and distributions of the Company Assets and the right to any and all other benefits to which such Person may be entitled as provided in this Agreement

and in the Act, but shall not, unless such Person is admitted as a Member in accordance with Articles Eleven or Twelve, include any right to participate in the management or affairs of the Company or exercise the rights of the Members set forth in Articles Four, Five, Six, or Eleven, including the right to vote on, consent to, or otherwise participate in any decision of the Members. Membership Units shall include any class of Membership Units authorized and issued from time to time.

"Net Profit(s)" and "Net Loss(es)" means, for each calendar year or other period, the income, gain, loss, deductions, and credits of the Company in the aggregate or separately stated, as appropriate, determined in accordance with generally accepted accounting principles at the close of each fiscal year on the Company's information tax return filed for federal income tax purposes.

"Nonrecourse Deductions" has the meaning set forth in the Regulations Section 1.704-2(b)(1).

"Nonrecourse Liabilities" means "nonrecourse liabilities" as characterized under Regulations Section 1.704-2(b)(3). Subject to the foregoing sentence, Nonrecourse Liabilities means liabilities of the Company (or a portion thereof) with respect to which none of the Holders of Membership Units bear the economic risk of loss (other than through the Holder's indirect interest as a Member in the Company Assets subject to the liability).

"Percentage Interest" means the percentage interest of each Member set forth on Schedule A which is derived by dividing the Membership Units held by such Member by the total number of Membership Units issued and outstanding. The Percentage Interests of the holders of the Interests shall be subject to dilution through the issuance of additional Membership Units. Upon any such issuance, Schedule A shall be appropriately amended.

"Permitted Transferee" means the Person or Persons receiving Membership Units pursuant to Section 11.1(b)(i), (ii) or (iii).

"Person" means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including, without limitation, a "person" as defined in Section 13(d)(3) of the Securities Exchange Act of 1934), trust, association, entity or government, or any political subdivision, agency or instrumentality of a government.

"Regulations" means the income tax regulations, including temporary regulations and corresponding provisions of succeeding regulations, promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

"Related Persons" means, with respect to any Person who is an individual, members of such Person's immediate family or his or her spouse, trusts for the benefit of such Person, his or her spouse and members of his or her respective immediate family and any other Person that separately or collectively is an Affiliate of any of such Person, his or her spouse and members of his or her immediate family.

The phrase "resolution of the Board" means a resolution Approved by the Board of Directors as set forth in Section 4.1(c) hereof.

The phrase "resolution of the Members" means a resolution Approved by the Members as set forth in Section 6.8 hereof.

"Subsidiary" of any Person means any corporation, partnership, limited liability company, joint venture or other legal entity of which such Person (either alone or through or together with any other subsidiary),

owns, directly or indirectly, more than 50% of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

"Tax Distribution Amount" for a year shall mean a Member's total tax liability with respect to the net taxable income allocated to that Member under Article Seven for such year. For purposes of the computation of the Tax Distribution Amount, net income for income tax purposes allocated to a Member pursuant to Article Seven shall be deemed to be reduced by any prior net losses for income tax purposes allocated to the Member pursuant to Article Seven that was made in a Fiscal Year after the last Fiscal Year for which a distribution was made to the Member pursuant to Section 8.1(c). Capital losses included in any such prior net losses for income tax purposes shall be included in the computation only to the extent of capital gains. The Tax Distribution Amount shall be equal to Forty-five percent (45%) of the net income or gain (without consideration of the effect of any deductions, offsets or credits available to any Members from other sources) for income tax purposes allocated to that Member under Article Seven for such year. Such determination shall take into account the deductibility of taxes for purposes of determining the net amount of tax due, and shall otherwise be based on such reasonable assumptions as the Managers determine in good faith to be appropriate.

"Transfer" means the voluntary or involuntary sale, assignment, transfer (by gift or otherwise), pledge, hypothecation, grant of a participation interest or other disposition or conveyance of legal or beneficial interest, directly or indirectly, whether in one transaction or in a series of related transactions.

"Transferee" means any Person that is a transferee of Membership Units in the Company.

"Transferor" means any Holder that proposes to transfer Membership Units in the Company.

"Trust" means a Member that is a trust.

Section 1.2 Construction. The headings and subheadings in this Agreement are included for convenience and identification only and are in no way intended to describe, interpret, define or limit the scope, extent or intent of this Agreement or any provision hereof. Whenever the context requires, the gender of all words used in this Agreement includes the masculine, feminine and neutral forms and the singular form of words shall include the plural and vice versa. All references to Articles and Sections refer to articles and sections of this Agreement, and all references to Exhibits and Schedules are to Exhibits and Schedules attached hereto, each of which is made a part hereof for all purposes.

ARTICLE TWO
ORGANIZATIONAL MATTERS

Section 2.1 Formation. The Members hereby confirm the formation of the Company as of November 15, 2017 as a limited liability company under and pursuant to the provisions of the Act and all other pertinent laws of the State of New York for the purposes and upon the terms and conditions hereinafter set forth. The parties hereto agree that the rights, duties, and liabilities of the Members, and any additional Members admitted to the Company in accordance with the terms hereof, shall be as provided in the Act, except as otherwise provided herein.

Section 2.2 Name. The name of the Company shall be HANA MAKGEOLLI LLC or such other name as the Members may designate from time to time in compliance with the Act. The business of the Company

shall be conducted in that name or in such other name or names as the Members may designate from time to time in compliance with applicable law.

Section 2.3 Term. The term of the Company commenced on November 15, 2017 and shall continue in existence until wound up and liquidated as set forth in Article Nine. The existence of the Company as a separate legal entity shall continue until the cancellation of the Articles in the manner required by the Act.

Section 2.4 Purpose. The purpose of the Company shall be: (a) to manufacture and sell alcoholic beverages; (b) to enter into any lawful transaction and engage in any lawful activities in furtherance of the foregoing purposes; and (c) to engage in any other lawful business permitted by the Act or the laws of any other jurisdiction in which the Company does business as Approved by the Board.

Section 2.5 Powers of the Company. Subject to the limitations set forth in this Agreement, the Company shall possess and may exercise all of the powers and privileges granted to it by the Act, by any other law or this Agreement, together with all powers incidental thereto, so far as such powers are necessary or convenient to the conduct, promotion, or attainment of the purposes of the Company set forth in Section 2.4.

Section 2.6 Maintenance of Separate Existence. The Company shall do all things necessary to maintain its limited liability company existence separate and apart from the existence of each Holder of Membership Units and any other Person, including maintaining the Company's books and records on a current basis separate from that of any other Person.

Section 2.7 Members. The name and mailing address of each Member shall be listed on Schedule A attached hereto. Additional Members may be admitted as Members of the Company in accordance with the applicable provisions of Articles Six, Eleven and Twelve. The Managers shall update Schedule A from time to time as necessary to accurately reflect the information therein as known by the Managers, including, without limitation, the admission of New Members, but no such update shall constitute an amendment for purposes of Section 14.10 hereof. Any reference in this Agreement to Schedule A shall be deemed to be a reference to Schedule A as amended and in effect from time to time.

Section 2.8 Principal Place of Business. The initial principal place of business of the Company shall be 201 Dupont Street, Brooklyn, NY 11222. The Members may change the location of the Company's principal place of business at any time, which may be either inside or outside of the State of New York.

Section 2.9 Title to Company Assets. All Company Assets shall be deemed to be owned by the Company as an entity, and no Member, individually, shall have any direct ownership interest in the Company Assets. Each Member, to the extent permitted by applicable law, hereby waives its rights to a partition of the Company Assets and, to that end, agrees that it will not seek or be entitled to a partition of any assets, whether by way of physical partition, judicial sale or otherwise, except as otherwise expressly provided herein.

Section 2.10 Filings. Each Manager is hereby designated as an authorized person, within the meaning of the Act, to execute, deliver and file, or to cause the execution, delivery and filing of, any amendments or restatements of the Articles and any other certificates, notices, statements or other instruments (and any amendments or statements thereof) necessary or advisable for the formation of the Company or the operation of the Company in all jurisdictions where the Company may elect to do business, but no such amendment or restatement may be executed, delivered or filed unless adopted in a manner authorized

by this Agreement. The Members promptly shall execute and deliver such documents and perform such acts consistent with the terms of this Agreement as may be reasonably necessary to comply with the requirements of law for the formation, qualification and continuation of existence of a limited liability company under the laws of each jurisdiction in which the Company shall conduct business.

ARTICLE THREE
CAPITAL CONTRIBUTIONS; LOAN REQUIREMENTS; CAPITAL ACCOUNTS

Section 3.1 Capital Contributions. As of the date of this Agreement, the Members have contributed to the capital of the Company the amounts set forth under Capital Contributions in Schedule A attached hereto.

Section 3.2 Additional Capital Contributions. The Members shall not be required to make any additional capital contributions.

Section 3.3 Capital Accounts. A Capital Account shall be established and maintained for each Holder of Membership Units in accordance with Section §704(b) of the Code and the Regulations thereunder including Section 1.704-1(b)(2)(iv) of the Regulations:

(a) Without limiting the generality of the foregoing, the Capital Account of Holders of Membership Units will be increased by:

(i) The amount of money contributed by the Holders of Membership Units to the Company;

(ii) The Gross Asset Value of property contributed by the Holders of Membership Units to the Company (net of liabilities that are secured by such contributed property and the Company is considered to assume or take subject to under Code §752); and

(iii) Allocations to the Holders of Membership Units of Net Profits and any items in the nature of income, gain or credit that are allocated to such Members pursuant to Section 7.2 and Section 7.3; and

(iv) Company liabilities assumed by such Member as provided in Regulations Section 1.704-1(b)(2)(iv)(c)(1).

(b) The Capital Account of the Holders of Membership Units will be decreased by:

(i) The amount of money distributed to the Holders of Membership Units by the Company;

(ii) The Gross Asset Value of property distributed to the Holders of Membership Units by the Company (net of liabilities that are secured by such contributed property and such Member is considered to assume or take subject to under Code §752);

(iii) Allocations to the Holders of Membership Units of Net Losses and any items in the nature of loss or deduction that are allocated to such Holder pursuant to Section 7.2 and Section 7.3; and

(iv) Member liabilities assumed by the Company as provided in Regulations Section 1.704-1(b)(2)(iv)(c)(2).

(c) In the event of a sale or exchange of Membership Units in the Company, the Capital Account of the transferor shall become the Capital Account of the transferee to the extent it relates to the transferred Membership Units in accordance with Section l.704-l(b)(2)(iv) of the Regulations.

(d) Upon the liquidation of the Company, any liquidating distributions shall be made in accordance with Section 9.4. Liquidation proceeds shall be paid within sixty (60) days of the end of the taxable year (or, if later, within one hundred and twenty (120) days after the date of the liquidation). The Company may offset damages for a judicially and finally determined breach of this Agreement by a Holder of Membership Units whose interest is liquidated (either upon the withdrawal of the Member or the liquidation of the Company) against the amount otherwise distributable to the Holder of Membership Units.

(e) Except as otherwise required in the Act, no Holder of Membership Units shall have any liability to restore all or any portion of a deficit balance in such Holder's Capital Account.

(f) A Holder of Membership Units shall not receive out of the Company's property any part of such Person's Capital Contribution or Capital Account Balance until all liabilities of the Company, except liabilities to Holders of Membership Units on account of their Capital Contributions, have been paid or there remains property of the Company sufficient to pay them.

ARTICLE FOUR
BOARD OF DIRECTORS

Section 4.1 Authority of the Board.

(a) Certain aspects of the operation and budget of the Company shall be controlled, directed and managed by a Board of Directors, referred to herein as the "Board." Subject to the Approval of the Members as required by the Act, the Articles and this Agreement, and the day-to-day oversight authority of the Managers, the Board shall have the discretion and authority to manage and control certain aspects of the operation and budget of the Company, and to make decisions regarding those matters as further provided below in Section 4.1(b).

(b) No act shall be taken, sum expended, decision made or obligation incurred by the Company with respect to any matter within the scope of the following decisions (collectively the "Board Decisions"), unless such Board Decision has been Approved by the Board:

(i) agreeing to sell or otherwise dispose of all or substantially all of the operating assets of the Company, agreeing to consolidate or merge the Company with or into another entity; or agreeing to consummate any transaction which results in a change of control of the Company;

(ii) agreeing to purchase or otherwise acquire assets (including securities) whether by purchase of stock, assets or merger if such assets constitute substantial assets, except purchases of supplies and equipment made in the ordinary and usual course of business and any other purchases contemplated by a budget;

(iii) causing the Company to sell or issue any Membership Units, causing the Company to sell or issue any securities which are convertible or exchangeable into Membership Units, or causing the Company to grant participation rights or similar rights with respect to the net profits of the Company;

(iv) admitting a New Member pursuant to Section 12.2;

(v) approving any Transfer under Article Eleven;

(vi) causing the Company to accept the offer described in Section 11.2 or otherwise agreeing to purchase or redeem any of its Membership Units;

(vii) incurring any obligations on behalf of the Company in excess of $50,000 in the aggregate in any fiscal year or making any expenditure on behalf of the Company in excess of $50,000 in the aggregate in any fiscal year, unless such obligation or expenditure is set forth in any budget that has been previously approved by the Board;

(viii) making distributions from Distributable Cash;

(ix) approving any budget of the Company;

(x) appointing a Manager;

(xi) confessing any judgment against the Company or entering into any settlement of any legal, regulatory or other such action on behalf of the Company;

(xii) hiring of any person to be employed by the Company or otherwise perform services for the Company, whose aggregate projected compensation for one year exceeds $50,000, or firing of any such Person;

(xiii) approving, executing, or entering into any contract or agreement with an aggregate value, in terms of cost to the Company over the term of the contract or agreement, in excess of $50,000, or which require a one-time prepayment in excess of $10,000; and

(xiv) taking any other action or making any other approval, decision or determination which, under the terms of this Agreement, is to be approved by the Board.

(c) Unless specifically provided otherwise herein, whenever the Board is entitled to vote on any matter or exercise any power under this Agreement, such matter shall be considered Approved or Consented to upon the receipt of the affirmative approval or consent of a majority of the Directors with each Director having one vote. Except in such person's capacity as an officer of the Company, no Director acting individually shall take any action to bind the Company.

(d) Notwithstanding the grant of authority to the Board in this Article Four, the Board shall have no authority and shall not take, or cause the Company to take, any action which requires for its authorization and/or implementation, the vote, the approval or consent of the Members under this Agreement or pursuant to the Act.

Section 4.2 Composition of the Board. The Board shall be composed of up to three (3) Directors: Alice Jun and John Limb who may not be removed as Directors so long as they are Members and a third Director to be appointed by Consent of the Members. Except as provided in the foregoing, the Board shall be elected and removed by Approval of the Members pursuant to the terms of this Agreement. The number of Directors constituting the entire Board shall not be increased or decreased except by 80% Consent of the Members.

Section 4.3 Vacancies. Subject to any restrictions set forth in the Articles, vacancies and newly created positions on the Board resulting from any increase in the authorized number of Directors shall be filled in accordance with the terms of this Agreement and the Directors so chosen shall hold such position until their successors are duly elected pursuant to this Agreement, or until their earlier resignation or removal.

Section 4.4 Resignation. Any Director may resign at any time by giving written notice of his resignation to the Board. A resignation shall take effect at the time specified therein or if no time is specified therein, immediately upon its receipt, and, unless otherwise specified therein, the acceptance of a resignation shall not be necessary to make it effective.

Section 4.5 Compensation. Except as otherwise may be Determined by the Board or as otherwise provided in this Agreement, Directors shall not be entitled to compensation incident to the performance of their duties and responsibilities as such under this Agreement. Directors shall be entitled to reimbursement by the Company of out-of-pocket expenses reasonably incurred in connection with meetings of the Board or other activities requested or Approved by the Board.

Section 4.6 Meetings of the Board.

(a) Calling of Meetings; Notice. Meetings of the Board may be called at any time and for any purpose or purposes by any Director. Notice of the place, date and hour of each meeting of the Board shall be given by first class mail, by nationally recognized overnight delivery service, or by telephone, facsimile, email (so long as the recipient confirms receipt of the email notice which confirmation shall serve as notice hereunder) or personal delivery, to each Director entitled to vote thereat, not fewer than four (4) days prior to the meeting in the case of notice by mail or overnight delivery service, and not fewer than forty-eight (48) hours in the case of notice by telephone, facsimile, email or personal delivery, in any case not more than thirty (30) days prior to the meeting. A notice need not specify the purpose of any meeting. If such notice is mailed or sent by overnight delivery service, it shall be directed to the Director in a postage-prepaid envelope at such Director's address as it appears on the record of Directors, or, if a Director had filed with the Company a written request that notices to such Director be sent to some other address, then directed to such Director at such other address. If such notice is mailed, it shall be deemed delivered two (2) calendar days after being deposited in the United States mail. Notice of a meeting need not be given to any Director who signs a waiver of notice or a consent to holding the meeting or an Approval of the minutes of such meeting, whether before or after the meeting, or who participates in the meeting without protesting, prior to the commencement of such Director's participation in the meeting, the lack of notice to such Director. All such waivers, consents and approvals shall be filed with the Company records or made a part of the minutes of the meeting.

(b) Adjourned Meetings. A majority of the Directors present, whether or not a quorum is present, may adjourn any meeting to another time and place. If the meeting is adjourned for more than twenty-four (24) hours, notice of such adjournment shall be given prior to the time of the adjourned meeting to all Directors who are not present at the time of the adjournment.

(c) Time and Place of Meetings. Meetings of the Board may be held at any place within or without the State of New York which has been designated in the notice of the meeting or at such place as may be Approved by the Board.

(d) Telephonic Participation by Directors at Meetings. Directors may participate in a meeting through the use of conference telephone or similar communications equipment, so long as all Directors

participating in such meeting can hear one another. Participation in a meeting in such manner constitutes presence in person at such meeting.

(e) Quorum. Consistent with Section 4.1(c), a majority of the Directors then elected and qualified, and in any event that number of Directors, present in person or by proxy, sufficient to grant the Approval of the Board, as set forth in Section 4.1(c) hereof, for any matters to be approved at such meeting shall constitute a quorum of the Board for the transaction of business. The Directors present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment, notwithstanding the loss of a quorum.

(f) Action by Written Consent Without a Meeting. Any action required or permitted to be taken by the Board may be taken by the Directors without a meeting, if a Consent in writing, setting forth the action so taken, is signed by that number of Directors not less than the minimum number of Directors necessary to authorize or take such action at a meeting at which the Directors entitled to vote thereon were present and voted.

Section 4.7 Exclusivity of Duty to Company. Except as otherwise provided herein or in any other agreement relating to the Company, no Director shall be required to manage the Company as his or her sole and exclusive function and any such Director may have other business interests and may engage in other activities in addition to those relating to the Company. Neither the Company nor any Member shall have any right, by virtue of this Agreement, to share or participate in such other activities or to the income or proceeds derived therefrom. Directors shall not incur any liability to the Company or to any of the Members as a result of engaging in any other business or venture.

Section 4.8 Transactions between the Company and a Director. Subject to the provisions of this Section 4.8, any Director may engage in any transaction (including, but not limited to, the purchase, sale, lease, or exchange of any property or the rendering of any service, or the establishment of any salary, other compensation, or other terms of employment) with the Company (an "Interested Transaction") so long as the following conditions are satisfied: (a) the Interested Transaction is not expressly prohibited by this Agreement; (b) the terms and conditions of the Interested Transaction, on an overall basis, are fair and reasonable to the Company and are at least as favorable to the Company as those that are generally available from Persons capable of similarly performing them and in similar transactions between parties operating at arm's length; and (c) the Director proposing to engage in the Interested Transaction provides the Board with all material information and documents relating thereto, and the remaining Directors having no interest in the Interested Transaction (other than their interests as Members of the Company) affirmatively vote or consent in writing to approve by majority vote the Interested Transaction

ARTICLE FIVE
MANAGERS

Section 5.1 Appointment of Managers. The Board hereby Approves the appointment of Alice Jun and John Limb as the Managers of the Company who shall retain their positions as the Managers of the Company so long as they remain as Members.

Section 5.2 Authority of the Managers.

(a) The Members hereby grant authority and responsibility for the day-to-day operation of the business and affairs of the Company to the Managers. Except as otherwise provided in this Section 5.2, decisions may only be made by approval of the majority of the Managers.

(b) The Managers, by unanimous approval, may at any time designate a Manager (the "Designated Manager") to be fully authorized and empowered, acting alone, to carry out and implement the purposes of this Section 5.2 and to exercise its powers in the name of, on behalf of the Company and in furtherance of such purposes. Any such designation may be revoked at any time by majority approval of the Managers.

(c) Any action required by this Agreement to be performed by the Company shall be deemed to have been taken by the Company if such action is taken by a Designated Manager, or if such action is taken by a majority of the Managers, unless otherwise indicated in this Agreement. Any agreement, deed, lease, note or other document or instrument executed on behalf of the Company by a Manager under authority of this Section 5.2, or as Approved by the Members and/or the Board, shall be deemed to have been duly executed; no other Person's signature shall be required in connection with the foregoing and third parties shall be entitled to rely upon the Managers' power to bind the Company without otherwise ascertaining that the requirements of this Agreement have been satisfied.

(d) Notwithstanding the foregoing grant of authority to the Managers, no act shall be taken, sum expended, decision made or obligation incurred by any Manager (a) which requires for its authorization and/or implementation, (i) that a Board Decision be made, or (ii) the vote, Approval or Consent of Members pursuant to the Act, or (b) which constitutes a matter specifically designated for the Approval of the Board or the Members under this Agreement.

Section 5.3 Emergency Action. Notwithstanding any provisions to the contrary contained in this Agreement, if the Board or the Members are unable to either approve or disapprove an action, decision or determination which, under the terms of this Agreement, is to be Approved by the Board or the Members, and if, in the reasonable judgment of a Manager, such action, decision or determination is clearly necessary to insure the continued operation and existence of the Company or to prevent the Company from incurring material legal, financial or other liability (such action, decision or determination, an "Emergency Action"), then such Manager may approve and take such Emergency Action, which shall be binding on the Members and the Company. As soon as practicable after the taking of an Emergency Action by a Manager pursuant to this Section 5.3, the Board or the Members, as applicable, shall meet to approve or disapprove the Emergency Action taken. In the event the Board or the Members, as applicable, disapprove the Emergency Action taken, then the Board or the Members, as applicable, shall also determine the feasibility of undoing the Emergency Action taken, and if practicable, shall so instruct the Managers.

Section 5.4 Bank Accounts. The Managers may from time to time open bank accounts in the name of the Company, and each Manager shall be a signatory thereon.

ARTICLE SIX
MEMBERS

Section 6.1 Membership Units. A Member's interest in the Company shall be represented by Membership Units held by such Member. Except as otherwise provided in this Article Six, the total number of Membership Units which the Company shall have authority to issue is Fifty Thousand (50,000) Membership Units, all of which shall have identical voting rights. No provisions regarding the right to vote on, consent to, or otherwise participate in any decision of the Members or Board shall be interpreted or construed to include such rights for a Holder of Membership Units who has not been admitted as a Member. Each Member and Holder of Membership Units hereby agrees that such Member's or Holder's interest in the Company and in the Membership Units shall for all purposes be personal property.

Section 6.2 Power of Members. Except as expressly provided in this Agreement or the Act, no Member or Holder shall take any part in the management of the business or transact any business for the Company or shall have any power to sign for or bind the Company solely in their capacity as Members or Holders; provided, however, that the Members shall have the approval and consent rights as described in this Agreement and as provided under the Act and the Members shall have the right to elect a Director in case of a vacancy at a meeting called for such purpose. Except as specifically provided in this Agreement, with respect to any action of the Company submitted to a vote of the Members, any Member may vote or refrain from voting for or against any such action of the Company, in such Member's sole and absolute discretion.

Section 6.3 Actions Requiring Approval of the Members. In addition to matters set forth in this Article Six, and subject to the terms of the sections cited in each subsection below,

(a) the following actions and decisions require, or may be taken or made by, Approval of the Members pursuant to this Agreement:

(i) election and removal of directors of the Board, pursuant to Section 4.2;

(ii) filling vacancies in the Board, pursuant to Section 4.3;

(iii) creating or authorizing the creation of any debt security if such Company's aggregate indebtedness would exceed $1,000,000.

(iv) agreeing to sell or otherwise dispose of all or substantially all of the operating assets of the Company, agreeing to consolidate or merge the Company with or into another entity; or agreeing to consummate any transaction which results in a change of control of the Company. For purposes of this subsection, "change of control" means, with respect to a party, the occurrence of any of the following events: (A) any consolidation or merger of the Company with or into any entity in which the Holders of the Company's outstanding Membership Interests immediately before such consolidation or merger do not, immediately after such consolidation or merger, retain equity representing at least fifty percent (50%) of the voting power of the surviving entity or equity representing at least fifty percent (50%) of the voting power of an entity that owns, directly or indirectly, the surviving entity; (B) the sale, transfer, or assignment of Membership Interests of the Company representing fifty percent (50%) or more of all of the Company's outstanding Membership Interests to an acquiring party or group; or (C) the sale of all or substantially all of the Company's assets pertaining to the subject matter hereof;

(v) agreeing to purchase or otherwise acquire assets (including securities) whether by purchase of stock, assets or merger if such assets constitute substantial assets, except purchases of supplies and equipment made in the ordinary and usual course of business and any other purchases contemplated by a budget. For purposes of this subsection, the term "substantial assets" means assets which are acquired for consideration in excess of Two Hundred Fifty Thousand Dollars ($250,000.00);

(vi) approving any Transfer under Article Eleven;

(vii) any material acquisition of the assets of any entity not in the ordinary course of the Company's business (as it currently is and is proposed to be conducted);

(viii) any material change in the nature or scope of the business of the Company;

(ix) a transaction between the Company and a Member;

(x) determination to dissolve, wind up and liquidate the Company, pursuant to Section 9.2(a); and

(xi) determination of assets to be sold under liquidation, pursuant to Section 9.4.

(xii) causing the Company to sell or issue any Membership Units pursuant to Section 12.1, causing the Company to sell or issue any securities which are convertible or exchangeable into Membership Units, or causing the Company to grant participation rights or similar rights with respect to the net profits of the Company;

(xiii) the reclassification of any authorized Membership Interests into, any securities with rights and preferences senior to the Membership Units;

(xiv) any increase to the authorized number of Membership Units;

(xv) admitting a New Member, pursuant to Section 12.1.

(b) the following actions and decisions require, or may be taken or made by, 80% Consent of the Members:

(i) increasing or decreasing the number of Directors constituting the Board, pursuant to Section 4.2;

(ii) making any special allocation of profits;

(iii) increasing the number of authorized Membership Units;

(iv) assignment of the Agreement, pursuant to Section 14.10; and

(v) amendment of the Agreement, pursuant to Section 14.12.

Section 6.4 Meetings. The Company shall, at minimum, hold one annual meeting (the "Annual Meeting"). The Board shall cause the Company to issue notice of any such Annual Meeting pursuant to and in accordance with Section 6.5. The Annual Meeting will take place at a location within or without the State of New York as may be fixed from time to time by the Members and stated in the notice of meeting. Other meetings of the Members may be called at any time and for any purpose or purposes by any Member, to be held at such place within or without the State of New York as may be fixed from time to time by the Members and stated in the notice of meeting.

Section 6.5 Notice of Meetings. Notice of the place, date and hour of each meeting of the Members shall be given by first class mail, by nationally recognized overnight delivery service, or by telephone, facsimile, email (so long as the recipient confirms receipt of the email notice which confirmation shall serve as notice hereunder) or personal delivery, to each Member entitled to vote thereat, not fewer than four (4) days prior to the meeting in the case of notice by mail or overnight delivery service, and not fewer than forty-eight (48) hours in the case of notice by telephone, facsimile, email or personal delivery, in any

case not more than thirty (30) days prior to the meeting. The notice of any meeting, except for notice of any Annual Meeting, shall also state, in general terms, the purpose or purposes for which the meeting is called. If such notice is mailed or sent by overnight delivery service, it shall be directed to the Member in a postage-prepaid envelope at such Member's address as it appears on the record of Members, or, if a Member had filed with the Company a written request that notices to such Member be sent to some other address, then directed to such Member at such other address. If such notice is mailed, it shall be deemed delivered two (2) calendar days after being deposited in the United States mail.

Section 6.6 Waiver of Notice. Notice of any meeting of Members need not be given to any Member who submits a written waiver of notice with the Secretary, signed in person or by proxy, whether before or after the meeting. The participation of any Member at a meeting, in person or by proxy, without protesting, prior to the commencement of such Member's participation in the meeting, the lack of notice of such meeting, shall constitute a waiver of notice by such Member.

Section 6.7 Quorum and Adjournment. Except as otherwise provided by this Agreement, at all meetings, at least that number of Members, present in person or by proxy, sufficient to grant the Approval of the Members, as set forth in Section 6.8 hereof, for any matters to be approved at such meeting, shall be required for and shall constitute a quorum for the transaction of business. In the absence of a quorum, a majority of the votes cast by the Members who are entitled to vote may adjourn the meeting from time to time. At any such adjourned meeting at which a quorum shall be present, any business may be transacted that might have been transacted at the meeting as originally called. No notice of an adjourned meeting need be given if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken.

Section 6.8 Vote of Members. Unless specifically provided otherwise herein, whenever the Members are entitled to vote on any matter under the Act or this Agreement, such matter shall be considered approved or consented to upon the receipt of the affirmative approval or consent, either in writing or at a meeting, of Members holding more than fifty percent (50%) of the Membership Units then issued and outstanding which are entitled to vote. Notwithstanding anything to the contrary contained in the foregoing, any provision or matter that requires "80% Consent of the Members" shall only be considered approved or consented to upon the receipt of the affirmative approval or consent, either in writing or at a meeting, of Members holding eighty percent (80%) or more of the Membership Units then issued and outstanding which are entitled to vote.

Section 6.9 Proxies. Each Member holding Membership Units entitled to vote at a meeting of Members or to express consent or dissent without a meeting may authorize another Person or Persons to act for such Member by proxy. Each proxy is revocable at the pleasure of the Member executing it, except in those cases where a proxy is made irrevocable and an irrevocable proxy is permitted by the Act.

Section 6.10 Members' Consent in Lieu of Meeting. Any action of the Members may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, is signed by that number of Members holding not less than the minimum number of Membership Units necessary to authorize or take such action at a meeting at which the Members entitled to vote thereon were present and voted.

Section 6.11 Telephonic Participation by Members at Meetings. Members may participate in a meeting through the use of conference telephone or similar communications equipment, so long as all

Members participating in such meeting can hear one another. Participation in a meeting in such manner constitutes presence in person at such meeting.

Section 6.12 No Liability.

(a) No Member or other Holder of Membership Units shall be liable, responsible or accountable in damages or otherwise to the Company or to any other Holder for (i) any act performed within the scope of the authority conferred on the Members or Holders by this Agreement except for the gross negligence or willful misconduct of such Member or Holder in carrying out the obligations of such Member or Holder hereunder, (ii) such Member's or Holder's failure or refusal to perform any act, except those expressly required by or pursuant to the terms of this Agreement, (iii) such Member's or Holder's performance of, or failure to perform, any act on the reasonable reliance on advice of legal counsel or (iv) the negligence, dishonesty or bad faith of any agent, consultant or broker of the Company selected, engaged or retained in good faith.

(b) No Member or Holder shall have any liability for any debt, obligation, expense or liability of the Company.

Section 6.13 Nature of Obligations between Members. Except as otherwise expressly provided herein, nothing contained in this Agreement shall be deemed to constitute any Member an agent or legal representative of any other Member or to create any fiduciary relationship for any purpose whatsoever, apart from such obligations between the members of a limited liability company as may be created by the Act. Except as otherwise expressly provided in this Agreement, a Member shall not have any authority to act for, or to assume any obligation or responsibility on behalf of, any other Member or the Company.

ARTICLE SEVEN
ALLOCATIONS; TAX MATTERS

Section 7.1 Allocations of Net Profits and Net Losses from Operations. Except as may be required by Code §704(c) and Section 1.704-1(b)(2)(iv)(f)(4) of the Regulations, Net Profits and Net Losses of the Company shall be allocated for book and tax purposes among the Holders of Membership Units in accordance with the following provisions:

(a) All Net Profits shall be allocated among the Holders of Membership Units as follows:

(i) First, to those Holders who were previously allocated Net Losses pursuant to Section 7.1(b)(ii), in proportion to the Net Losses previously allocated pursuant to Section 7.1(b)(ii), until the total amount of Net Profits allocated to such Holder pursuant to this Section 7.1(a)(i) equals the total amount of Net Losses so allocated to the Holder pursuant to Section 7.1(b)(ii); and

(iii) Then, to all Holders in proportion to their respective Percentage Interests.

(b) All Net Losses shall be allocated among the Holders of Membership Units as follows:

(i) First, to those Holders who were previously allocated Net Profits pursuant to Section 7.1(a)(ii), in proportion to the amounts so allocated, up to an amount equal to (x) the amount of Net Profits previously so allocated, (y) reduced by the amounts previously distributed pursuant to Section 8.1(b), and (z) further reduced by the amount of Net Losses previously allocated pursuant to this Section 7.1(b)(i);

(ii) Then, to those Holders with positive Capital Account balances (after adjusting such capital accounts to reflect allocations pursuant to Section 7.1(b)(i)), pro rata in proportion to said positive balances, until such balances have been reduced to zero; and

(iii) Then, to all Holders in proportion to their respective Percentage Interests.

Section 7.2 Other Allocation Rules.

(a) Notwithstanding any provisions of this Article Seven, the following special allocations shall be made in the following order:

(i) *Minimum Gain Chargeback (Nonrecourse Liabilities).* If there is a net decrease in Company Minimum Gain for any Fiscal Year, the minimum gain chargeback requirement described in Regulations § 1.704-2(f) and (g) shall apply.

(ii) *Minimum Gain Chargeback (Member Nonrecourse Debt).* If there is a net decrease in Member Nonrecourse Debt Minimum Gain during any Fiscal Year, any Holder of Membership Units with a share of that Member Nonrecourse Debt Minimum Gain (determined under Regulations § 1.704-2(i)(5)) as of the beginning of the Fiscal Year must be allocated items of income and gain for the Fiscal Year (and, if necessary, for succeeding the Fiscal Year) equal to that Holder of Membership Unit's share of the net decrease in Member Nonrecourse Debt Minimum Gain in accordance with Regulations § 1.704-2(i).

(iii) *Qualified Income Offset*. In the event any Holder of Membership Units unexpectedly receives any adjustment, allocation, or distribution described in Regulations § 1.704-1(b)(2)(ii)(d)(4), (5), or (6), which adjustment, allocation, or distribution creates or increases a deficit balance in the Capital Account of the Holder of Membership Units, items of Company income and gain shall be specially allocated to that Holder in an amount and manner sufficient to eliminate the deficit balance in that Holder's Capital Account so created or increased as quickly as possible. This Section 7.2(a)(iii) is intended to constitute a "qualified income offset" under Regulations § 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(iv) *Nonrecourse Deductions*. Nonrecourse Deductions for any Fiscal Year shall be allocated to the Holders of Membership Units in accordance with their respective Capital Contributions. If the Managers determine in their good faith discretion that nonrecourse deductions for any Fiscal Year must be allocated in a different ratio to satisfy the safe harbor requirements of the Regulations promulgated under Code § 704(b), the Managers are authorized to revise the prescribed ratio for such Fiscal Year to the numerically closest ratio that satisfies such requirements.

(v) *Member Nonrecourse Deductions*. Any Member Nonrecourse Deductions for any Fiscal Year or other applicable period shall be specially allocated to the Holder of Membership Units that bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable (as determined under Regulations § 1.704-2(b)(4) and (i)(1)).

(vi) *Differences Between Basis and Gross Asset Value*. Income, gain, loss and deductions of the Company shall, solely for income tax purposes, be allocated among the Members in accordance with Section 704(c) so as to take account of any difference between the adjusted basis

of the assets of the Company for federal income tax purposes and their respective adjusted book values, and otherwise shall be allocated in the same manner as the related book items were allocated pursuant to Section 7.1 above. Any allocations required by Code Section 704(c) shall be effectuated using any method chosen by the Managers and described in Regulation § 1.704-3.

(b) If the Membership Units of any one or more Holders of Membership Units changes during a Fiscal Year, all Company items of income, gain, loss, deduction and credit shall be allocated among the Holders of Membership Units for such Fiscal Year in a reasonable manner, as determined by the Managers, that takes into account the varying Membership Units of the Holders in the Company during such taxable year in accordance with Section 706 of the Code.

Section 7.3 Curative Allocations. The allocations set forth in Section 7.2 (the "Regulatory Allocations") are intended to comply with certain requirements of the Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss or deduction pursuant to this Section 7.3. Therefore, notwithstanding any other provision of this Article Seven (other than the Regulatory Allocations), the Managers shall make such offsetting special allocations of Company income, gain, loss or deduction, in whatever manner it determines appropriate, so that, after such offsetting allocations are made, the Capital Account balance of each Holder of Membership Units is, to the extent possible, equal to the Capital Account balance such Holder of Membership Units would have had if the Regulatory Allocations were not contained in this Agreement and all Company items were allocated pursuant to this Article Seven without regard to the Regulatory Allocations.

Section 7.4 Treatment of the Company. The parties hereto intend that the Company be treated as a partnership, rather than an association taxable as a corporation, for federal income tax purposes, and that no Holder of Membership Units shall, or shall cause the Company to, make any election under Treasury Regulations Section 301.7701-3(c) for the Company to be treated as a corporation for federal income tax purposes.

Section 7.5 Rules of Construction. An allocation to a Member of Net Profits or Net Loss shall be treated as an allocation to such Member of each item of income, gain, loss and deduction that has been taken into account in computing such Net Profits or Net Loss.

Section 7.6 Partnership Representative.

(a) A Designated Manager is hereby designated as the "partnership representative" of the Company for purposes of Section 6223 of the Code and the Treasury Regulations promulgated thereunder (the "Company Representative"), and all federal, state and local Tax audits and litigation shall be conducted under the direction of the Designated Manager. The Designated Manager shall use reasonable efforts to inform the other Members of all significant matters that may come to its attention in its capacity as Company Representative by giving Notice thereof and to forward to the other Members copies of all significant written communications it may receive in such capacity. The Company Representative shall have the right and obligation to take all actions authorized and required, respectively, by the Code for the "partnership representative".

(b) The Company Representative is authorized to represent the Company (at the Company's expense) in connection with all examinations of the affairs of the Company, by any federal, state or local tax authorities, including any resulting administrative and judicial proceedings, and to expend funds of the

Company for professional services and costs associated therewith. In addition, the Company Representative is authorized, but not required (and the Members hereby consent to the Company Representative in taking the following actions):

(i) to elect out of the rules of Subchapter C of Chapter 63 of the Code as amended by the Bipartisan Budget Act of 2015, Pub. L. No. 114-74, 129 Stat. 584 (Nov. 2, 2015) ("2015 Budget Act Partnership Audit Rules"), if available;

(ii) to enter into any settlement with the IRS with respect to any tax audit or judicial review for the adjustment of Company items required to be taken into account by a Member or the Company for income tax purposes, and in the settlement agreement the Company Representative may expressly state that such agreement shall bind the Company and all Members;

(iii) to seek judicial review of any adjustment assessed by the IRS or any other tax authority, including the filing of a petition for readjustment with the Tax Court or the filing of a complaint for refund with the United States Claims Court or the District Court of the United States for the district in which the Company's principal place of business is located;

(iv) to intervene in any action brought by any other Member for judicial review of a final adjustment;

(v) to file a request for an administrative adjustment with the IRS or other tax authority at any time and, if any part of such request is not allowed by the IRS or other tax authority, to file an appropriate pleading (petition or complaint) for judicial review with respect to such request;

(vi) to enter into an agreement with the IRS or other tax authority to extend the period for assessing any tax which is attributable to any item required to be taken into account by a Member for tax purposes, or an item affected by such item;

(vii) to take any other action on behalf of the Members in connection with any tax audit or judicial review proceeding, to the extent permitted by applicable law or regulations, including, without limitation, the following actions:

(A) electing to have the alternative method for the underpayment of taxes set forth in Section 6226 of the Code, as included in the 2015 Budget Act Partnership Audit Rules, apply to the Company and its current or former Members; and

(B) for Company level assessments under Section 6225 of the Code, as included in the 2015 Budget Act Partnership Audit Rules, determining apportionment of responsibility for payment among the current or former Members, setting aside reserves from available cash of the Company, withholding of distributions of available cash to the Members, and requiring current or former Members to make cash payments to the Company for their share of the Company level assessments; and

(C) to take any other action required or permitted by the Code and Treasury Regulations promulgated thereunder in connection with its role as Company Representative.

(c) If any state or local tax law provides for a Company Representative or Person having similar rights, powers, authority or obligations, the Designated Manager shall also serve in such capacity. In all other

cases, the Designated Manager shall represent the Company in all tax matters to the extent allowed by law and to the maximum extent not prohibited by law.

(d) Each Member hereby agrees (i) to take such actions as may be required to effect the Designated Manager's designation as the Company Representative and (ii) to cooperate to provide any information or take such other actions as may be reasonably requested by the Designated Manager in order to determine whether any "imputed underpayment" of the Company within the meaning of Section 6225 of the Code may be modified in a manner consistent with the guidance issued by the IRS under Section 6225(c) of the Code. A Member's obligation to comply with this Section 7.6(d) shall survive the transfer, assignment or liquidation of such Member's interest in the Company.

(e) Reasonable expenses incurred by the Designated Manager as the Company Representative or in a similar capacity as set forth in this Section 7.6 shall be borne by the Company. Such expenses shall include fees of attorneys and other Tax professionals, accountants, appraisers and experts, filing fees and reasonable out-of-pocket costs. For the avoidance of doubt, the incurrence of any such expenses shall not be deemed a Capital Contribution for purposes of this Agreement and any reimbursement thereof by the Company shall not be treated as a distribution of the Company for purposes of this Agreement.

(f) The taking of any action and the incurring of any expense by the Company Representative in connection with any such audit or proceeding referred to in this Section 7.6, except to the extent required by law, is a matter in the sole and absolute discretion of the Company Representative and the provisions relating to indemnification of the Designated Manager set forth in Article 13 shall be fully applicable to the Company Representative in its capacity as such. In addition, the Designated Manager shall be entitled to indemnification set forth in Article 13 for any liability for tax imposed on the Company under the 2015 Budget Act Partnership Audit Rules that is collected from the Designated Manager.

(g) The current and former Members agree to provide the following information and documentation to the Company and the tax partner to the extent that the

(i) information and documentation to determine and prove eligibility of the Company to elect out of the 2015 Budget Act Partnership Audit Rules;

(ii) information and documentation to reduce the Company level assessment consistent with Section 6225(c) of the Code, as included in the 2015 Budget Act Partnership Audit Rules; and

(iii) information and documentation to prove payment of the attributable liability under Section 6226 of the Code, as included in the 2015 Budget Act Partnership Audit Rules.

In addition to the foregoing, and notwithstanding any other provision of this Agreement, the Designated Manager is authorized (without any requirement of the consent or approval of any other Members) to make all such amendments to this Article 7.6 as it shall determine, in its sole judgment, to be necessary, desirable or appropriate to implement the 2015 Budget Act Partnership Audit Rules and any regulations, procedures, rulings, notices, or other administrative interpretations thereof promulgated by the IRS or the U.S. Treasury Department.

ARTICLE EIGHT
DISTRIBUTIONS

Section 8.1 Distributions.

(a) Upon Approval by the Board, the Company shall distribute all Distributable Cash on a quarterly basis in accordance with and subject to the provisions of this Section 8.1.

(b) All distributions made by the Company shall be distributed to the Members in accordance with their Percentage Interests.

(c) Prior to any distributions made in accordance with Section 8.1(a), the Company shall make distributions (to the extent funds are available) each year to each Member in an amount at least equal to such Member's Tax Distribution Amount for such year. To the extent practicable, distributions pursuant to this Section 8.1(c) shall be made in four installments ("Quarterly Installments") throughout the year so as to allow each such Member to make timely quarterly estimated tax payments. Each such installment shall be based on a reasonable estimate (as determined by the Managers) of the Company's net income for the year. In the event the sum of the Members' Quarterly Installments for a year is less than the Members' aggregate Tax Distribution Amount for such year, additional cash shall be distributed (to the extent funds are available) to the Members (to each Member pro rata according to the percentage of Membership Units owned by such Member) promptly following the determination of the Company's Net Profit or Net Loss for such year in an amount which, when taken together with the Members' Quarterly Installments, equals the Members' aggregate Tax Distribution Amount. The amounts a Member would otherwise be entitled to receive pursuant to this Section 8.1(c) for a year shall be reduced (but not below zero) by the aggregate amount of cash distributions made to such Member pursuant to this Agreement (other than this Section 8.1(c)) during such year or within ninety (90) days of the end of such year. The Company's obligation to make distributions pursuant to this Section 8.1(c) for any Financial Year is limited to (X) the aggregate amount of Distributable Cash available for distribution for such Fiscal Year, reduced by (Y) the aggregate amount of Distributable Cash previously distributed to Members pursuant to this Article Eight for such Fiscal Year.

(d) All amounts withheld pursuant to the Code or any provision of any state or local tax law with respect to any payment, distribution or allocation by the Company to the Holders of Membership Units shall be treated as amounts distributed to the Holder of Membership Units pursuant to this Article Eight for all purposes of this Agreement, and such amounts shall be treated for all purposes hereof as distributions to such Holders at the time they are paid to the tax authority and shall reduce the amount of the next distribution(s) to which such Holders would otherwise be entitled. The Managers are authorized and directed to withhold from distributions to the Holders of Membership Units and to pay over to any federal, state or local government any amounts required to be so withheld pursuant to the Code or any provision of any other federal, state or local law and shall allocate such amounts to those Holders of Membership Units with respect to which such amounts were withheld. Promptly upon learning of any requirement under any provision of the Code or any other applicable law requiring the Company to withhold any sum from a distribution to a Holder of Membership Units or to make any payment to any taxing authority in respect of such Holder, the Company shall give written notice to such Holder of such requirement, and if practicable and if requested by such Holder, shall cooperate with such Holder in all lawful respects to minimize or to eliminate any such withholding or payment.

Section 8.2 Liquidation Distributions. Distributions made upon liquidation of the Company shall be made as provided in Section 9.4.

Section 8.3 No Creditor Status. A Holder of Membership Units shall not have the status of, and is not entitled to the remedies available to, a creditor of the Company with regard to distributions that such Holder becomes entitled to receive pursuant to this Agreement and the Act.

Section 8.4 Limitations on Distributions. Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make a distribution to any Holder on account of its interest in the Company if such distribution would violate the Act or other applicable law.

ARTICLE NINE
DISSOLUTION, LIQUIDATION AND TERMINATION

Section 9.1 No Dissolution. The Company shall not be dissolved by the admission of additional Members in accordance with the terms of this Agreement.

Section 9.2 Events Causing Dissolution. The Company shall be dissolved and its affairs shall be wound up upon the occurrence of any of the following events:

(a) a Determination by the Board and the Approval of the Members to dissolve, wind up and liquidate the Company;

(b) a merger or conversion into a corporation; or

(c) the entry of a decree of judicial dissolution under the Act.

Section 9.3 Notice of Dissolution. Upon the dissolution of the Company, the Person or Persons approved by the Board to carry out the winding up of the Company (which can include any one or more of the Directors) (the "Liquidating Trustee") shall promptly notify the Holders of Membership Units of such dissolution.

Section 9.4 Liquidation. Upon dissolution of the Company, the Liquidating Trustee shall immediately commence to wind up the Company's affairs; provided, however, that a reasonable time shall be allowed for the orderly liquidation of the assets of the Company and the satisfaction of liabilities to creditors so as to enable the Holders of Membership Units to minimize the normal losses attendant upon a liquidation. The Holders of Membership Units shall continue to share Net Profits and Net Losses during liquidation in the same proportions, as specified in Article Seven hereof, as before liquidation. Each Holder of Membership Units shall be furnished with a statement prepared by the Company's certified public accountants that shall set forth the assets and liabilities of the Company as of the date of dissolution. Each Holder of Membership Units shall pay to the Company all amounts then owing by such Person to the Company. The proceeds of liquidation shall be distributed, as realized, in the following order and priority:

(a) First, to the payment of the expenses of liquidation;

(b) Then, to the setting up of any reserves which the Liquidating Trustee reasonably determines to the be necessary or desirable for any contingent or unforeseen liabilities, expenses or other obligations of the Company;

(c) Then, to the payment of the debts and liabilities of the Company, other than debts and liabilities to any Holder of Membership Units;

(d) Then, to the payment of the debts and liabilities of the Company owed to any Holders of Membership Units or to any other beneficial Holder of any interest in the Company; and

(e) Then, to those Holders of Membership Units with positive Capital Account balances (after giving effect to all contributions, distributions, allocations and other Capital Account adjustments for all Fiscal Years of the Company, including the Fiscal Year of the Company's dissolution), in proportion to such positive balances, until said balances have been reduced to zero.

To the extent that the Board and Members determine that any or all of the assets of the Company shall be sold, such assets shall be sold as promptly as possible, but in a business-like and commercially reasonable manner. For purposes of making the liquidating distributions required by this Section 9.4, the Liquidating Trustee shall, at the direction of the Board and the Members, distribute all or any portion of the assets of the Company in kind or to sell all or any portion of the assets of the Company and distribute the proceeds therefrom. If any property or assets of the Company are to be distributed in kind to the Holders of Membership Units, (i) the Capital Accounts of the Holders of Membership Units shall be adjusted to reflect the amount, if any, of unrealized gain or loss with respect to such property, as though such property had been sold for its fair market value and any gain or loss allocated among the Holders of Membership Units in accordance with the provisions of this Agreement and (ii) such property shall be distributed in such a manner that each Holder of Membership Units shall receive such Holder's proportionate interest in each of the assets available for such distribution; that is to say, each Holder of Membership Units shall receive an undivided interest, corresponding to the proportion to which such Holder is entitled pursuant to this Section 9.4, in all interests in real estate and leaseholds and other indivisible properties, as nearly as practicable, of each divisible asset.

Section 9.5 Termination. The Company shall terminate when all of the Company Assets, after payment of or due provision established for all debts, liabilities, expenses and other obligations of the Company, shall have been distributed to the Holders of Membership Units in the manner provided for in this Article Nine, and the Articles shall have been canceled in the manner required by the Act.

Section 9.6 Claims of the Holders of Membership Units. The Holders of Membership Units shall look solely to the Company's assets for the return of their Capital Contributions and Capital Account balances, and if the assets of the Company remaining after payment of or due provision for all debts, liabilities and obligations of the Company are insufficient to return such Capital Contributions or Capital Account balances, the Holders of Membership Units shall have no recourse against the Company, the Managers, the Board, any individual Director or other Holder of Membership Units or any other Person. No Holder of Membership Units with a negative balance in such Holder's Capital Account shall have any obligation to the Company or to the other Holders of Membership Units or to any creditor or other Person to restore such negative balance upon dissolution or termination of the Company or otherwise.

ARTICLE TEN
BOOKS AND RECORDS; FINANCIAL STATEMENTS

Section 10.1 Books and Records; Financial Statements.

(a) At all times during the continuance of the Company, the Company shall maintain, at its principal place of business, separate books of account for the Company that shall show a true and accurate record

of all costs and expenses incurred, all charges made, all credits made and received and all income derived in connection with the operation of the Company business in accordance with United States generally accepted accounting principles ("GAAP") consistently applied, and, to the extent inconsistent therewith, in accordance with this Agreement. Notwithstanding any provision to the contrary of the Act, such books of account, together with a certified copy of this Agreement and of the Articles, shall at all times be maintained at the principal place of business of the Company and shall be open to inspection and examination at reasonable times by each Member and its duly authorized representatives for any purpose reasonably related to such Member's interest in the Company. In addition to the other rights specifically set forth in this Agreement, each Member shall have access to all information to which a Member is entitled to have access pursuant to the Act and such other information regarding the Company and its business and affairs as such Person may reasonably request from time to time.

(b) Each Holder of Membership Units shall provide the Managers upon request tax basis information about contributed assets and other tax information reasonably requested by the Managers.

(c) The Board shall cause the preparation and distribution of quarterly financial statements to be furnished to the Members.

Section 10.2 Reporting Requirements. The Managers shall cause the preparation and timely filing of all tax returns required to be filed by the Company pursuant to the Code and all other tax returns deemed necessary and required by each jurisdiction in which the Company does business. The Company shall furnish or cause to be furnished to each Holder of Membership Units (and, otherwise, to each Person to whom it is required to be furnished), in a timely fashion, a Schedule K-1 of federal Form 1065 (and any corresponding schedules, documents, forms, etc. required to be furnished to such Holder or Person) setting forth such Holder's or Person's allocable share of the Company's income, gain, loss, deductions and credits and other items required to be set forth thereon in respect of such taxable year. The Company shall also furnish such other tax-related information to any Holder of Membership Units as such Holder may reasonably request or require.

Section 10.3 Tax Decisions. The Company shall file as a partnership for federal income tax purposes. All decisions for the Company relating to tax matters including, without limitation, whether to make any tax elections, the positions to be taken on the Company's tax returns and the settlement or further contest or litigation of any audit matters raised by the IRS or any other taxing authority, shall be taken by the Managers. The Managers shall determine who shall be designated the "tax matters partner" within the meaning of Code § 6231(a)(7).

ARTICLE ELEVEN
TRANSFER OF MEMBERSHIP INTERESTS

Section 11.1 Transfer of Membership Units.

(a) Except as set forth in this Article Eleven, no Transfer or offer to Transfer may be made by any Holder of Membership Units of all or any part of such Holder's Membership Units in the Company. A Transfer of all of a Member's Membership Units shall terminate the Transferor's status as a Member and the Members are hereby authorized to continue the business of the Company without dissolution.

(b) Subject to the provisions of this Section 11.1, Transfers by the Holders of Membership Units only shall be permitted as follows:

(i) Each individual Holder shall have, and at all times retain the right to Transfer all or any portion of such Holder's Membership Units to a Related Person, to an Affiliate or to a Trust for the benefit of a Holder or Related Persons;

(ii) If Membership Units are held by a Trust, such Membership Units may be Transferred to successor trustees and/or to the beneficiaries of such Trust in accordance with the terms thereof provided, that such Trust is made for the benefit of Persons specified in clause (i) above;

(iii) Upon the death of any Holder, the Membership Units may be transferred to the beneficiaries of such deceased Holder of Membership Units pursuant to the laws of descent and distribution if the beneficiary is a Person specified in clauses (i) or (ii) above;

(iv) A Transfer, in one or a series of related transactions, in connection with the sale of substantially all of the assets of the Holder Transferring the Membership Units; and

(v) A Transfer is otherwise made pursuant to the provisions of this Article Eleven.

The Person or Persons acquiring Membership Units pursuant to the terms of this Section 11.1(b)(i), (ii) or (iii) shall be referred to hereinafter individually as a "Permitted Transferee" and collectively as "Permitted Transferees."

(c) A Transfer of Membership Units in the Company shall be effective only upon satisfaction of the following conditions:

(i) The Membership Units so transferred were acquired by means of a Transfer permitted under this Article Eleven;

(ii) The Transferee executes such documents and instruments as the Company may reasonably request as necessary or appropriate to confirm such Transferee as a Member or Holder of Membership Units, as the case may be, in the Company and such Transferee executes a joinder agreement agreeing to be bound by the terms and conditions of this Agreement;

(iii) The Transferee furnishes copies of all instruments effecting the Transfer and such other certificates, instruments and documents as the Company may reasonably require;

(iv) All necessary third-party consents to the Transfer have been obtained;

(v) At the request of the Board, the Transferee provides the Company with written assurances, in form and substance satisfactory to the Company and its counsel that: (a) such Transfer is being made pursuant to applicable exemptions from such registration and qualification under the Securities Act of 1933, as amended (the "1993 Act") and applicable state securities laws; or (b) all appropriate action necessary for compliance with the registration requirements of the 1933 Act or any exemption from registration available under the 1933 Act (including Rule 144) has been taken;

(vi) The Transferee has paid all reasonable expenses incurred by the Company in connection with such Transfer, including, but not limited to, the cost of the preparation, filing and publishing of any amendment to the Articles or any other amendments or filings and any legal or accounting fees; and

(vii) Such Transfer is Approved by the Members and Approved by the Board.

(d) Upon satisfaction of all of the conditions set forth in Section 11(c) above, a Transferee shall be admitted as a Member and such admitted Transferee shall have the rights to receive allocations of Net Profits and Net Losses pursuant to Article Seven, distributions pursuant to Articles Eight and Nine and reports pursuant to Article Ten and all other rights as a Member, including, without limitation the right to vote; provided, however, that such Transferee shall be bound by all of the obligations of the Members set forth in this Agreement, including without limitation, the obligations to sell such Person's Membership Units in accordance with this Article Eleven.

(e) No Transfer of Membership Units, or any part thereof, that is in violation of this Article Eleven, shall be valid or effective against, or shall bind, the Company and neither the Company nor the Members shall recognize the same for the purpose of making allocations, distributions or other payments pursuant to this Agreement with respect to such Membership Units or part thereof. Neither the Company nor the non-transferring Members shall incur any liability as a result of refusing to make any such distributions to the Transferee of any such invalid Transfer, or any other Person, and no such purported Transferee shall have any right to receive allocations or payments of any Net Profits or Net Losses or distributions. In addition, notwithstanding any other provision of this Agreement to the contrary, (i) any Transfer, as a whole or in part, of Membership Units shall be prohibited if, in the reasonable opinion of the Managers such Transfer poses a material risk that the Company would be treated as a "publicly traded partnership" within the meaning of Section 7704 of the Code and the Regulations promulgated thereunder; (ii) a Holder of Membership Units may not Transfer all or any part of such Person's Membership Units in the Company if such Transfer would jeopardize the status of the Company as a partnership for federal income tax purposes; or (iii) would otherwise violate a provision of law, including antitrust laws.

Section 11.2 Rights of First Refusal. Except for Transfers to Permitted Transferees pursuant to Section 11.1(b) or as provided by the terms of any agreement between the Company and any Holder of Membership Units, if a Holder desires to Transfer any or all of such Holder's Membership Units (the "Offered Interests") to another Person, such Transfer shall be subject to the rights of first refusal set forth in this Section 11.2.

(a) Prior to any Transfer, the Holder desiring to Transfer a Membership Unit shall send notice in writing of such Holder's intention to sell such Offered Interests (the "First Offer Notice") to the Company and all other Holders of Membership Units ("Non-Selling Holders"). The First Offer Notice shall contain an offer to sell the Offered Interests and shall set forth (i) the number of Offered Interests, (ii) the price at which such Offered Interests are offered (the "Offer Price") and (iii) the material terms and conditions of purchase offered by such Transferor (the "Terms"). The Company shall cooperate and make available to each Non-Selling Holder sufficient information (which information shall be subject to a confidentiality agreement) to enable a reasonable purchaser to evaluate the Offer Price and the Terms and to enable a potential financing source to make a determination as to whether to finance the purchase of the Offered Interests by a potential purchaser pursuant to the provisions of this Section 11.2. Any purchase by the Company or the Non-Selling Holders pursuant to this Section 11.2 shall be upon the Terms and at the Offer Price set forth in the First Offer Notice.

(b) Within thirty (30) days after the First Offer Notice is given, the Company may elect to purchase all of the Offered Interests, in which case the Company shall send notice in writing to both the Transferor and the Non-Selling Holders of such election (this and any notice sent to Transferor accepting Transferor's offer, a "Purchase Notice"), and thereafter proceed to purchase the Offered Interests in accordance with

Section 11.2(c). If, within such thirty (30) day period the Company does not elect to purchase all of the Offered Interests, the Company shall send notice in writing (the "Second Offer Notice") to the Non-Selling Holders of the number of Offered Interests it intends to purchase, if any, and the number of Offered Interests remaining for purchase by the Non-Selling Holders (the "Remaining Offered Interests").

(c) Upon receipt of the Second Offer Notice, the Non-Selling Holders, by written notice to the Company given within fifteen (15) days following the delivery of the Second Offer Notice, may elect to purchase all, part or none of each of their Proportionate Shares of the Remaining Offered Interests.

(i) If, within such fifteen (15) day period, the Non-Selling Holders have elected to purchase all of the Remaining Offered Interests, then, as soon as practicable after expiration of such fifteen (15) day period, the Company shall deliver a Purchase Notice to the Transferor specifying the Offered Interests to be purchased by the Company and the Non-Selling Holders, and the Company and Non-Selling Holders shall thereafter proceed to purchase the Offered Interests in accordance with Section 11.2(d).

(ii) If, within such fifteen (15) day period, the Non-Selling Holders have elected to purchase some, but not all of the Remaining Offered Interests, the Company shall convene a meeting, within fifteen (15) days, of all Non-Selling Holders who have elected to purchase Membership Units pursuant to the Second Offer Notice, which Non-Selling Holders may then elect to purchase all or any portion of such Remaining Offered Interests. As soon as practicable after the conclusion of such meeting, the Company shall deliver a Purchase Notice to the Transferor specifying the Offered Interests to be purchased by the Company and the Non-Selling Holders, and the Company and Non-Selling Holders shall thereafter proceed to purchase the Offered Interests in accordance with Section 11.2(d).

(iii) If, within such fifteen (15) day period, no Non-Selling Holder elects to purchase any of the Remaining Offered Interests, then, as soon as practicable after the expiration of such fifteen (15) day period, the Company shall deliver a Purchase Notice to the Transferor specifying the Offered Interests to be purchased by the Company, and the Company shall thereafter proceed to purchase the Offered Interests in accordance with Section 11.2(d).

(d) The Company and/or any Non-Selling Holder electing to purchase any Offered Interests pursuant to this Section 11.2 shall consummate such purchase within thirty (30) days of sending any Purchase Notice to Transferor. The failure of the Non-Selling Holders and the Company to notify the Transferor of a desire to purchase all or part of the Offered Interests within the periods referred to in Sections 11.2(b) or (c), or if such notification is timely given, to consummate the purchase of such Offered Interests within the period referred to in this Section 11.2(d), shall result in the forfeiture of the right to purchase such Offered Interests, and the Transferor shall thereafter, subject to compliance with Section 11.1, have the right to consummate the sale of all unpurchased Offered Interests to any Person at the Offer Price and on the Terms set forth in the First Offer Notice. If the Transferor does not sell the unpurchased Offered Interests at such Offer Price and on such Terms, or if the Transferor shall offer such Offered Interests at a price or on terms that are less favorable to the Transferor in any material respect than the Terms and Offer Price set forth in the Offer Notice or the Transferor otherwise fails to comply with Section 11.1, the Transferor's right to sell such unpurchased Offered Interests shall terminate and the terms and conditions of this Section 11.2 shall again be in effect.

Section 11.3 Take-Along Right.

(a) If the Members Approve any sale of the Company by merger, consolidation, sale of the Company's assets, sale of Membership Units or otherwise, to any Person that is not an Affiliate of a Holder, each Holder hereby agrees to consent to, vote for and raise no objections to such sale (the "Take-Along Right"); provided, however, that the Members shall cause the Company to provide a certificate to each Holder certifying that the terms and conditions of such sale are on an arms-length basis and are fair to the Company. If such sale is structured as a sale of all of the outstanding Membership Units, each Holder of Membership Units hereby shall sell all of such Holder's Membership Units on the terms Approved by the Members and to take all reasonable actions requested by the Company or the purchaser in connection with the consummation of any such sale. The provisions of this Section 11.3 shall supersede any Holder's rights of first refusal pursuant to Section 11.2.

(b) If the closing of any sale of Membership Units pursuant to Section 11.3(a) has not been effected within one hundred twenty (120) days after the Members Approve of such sale, the Take-Along Right shall terminate with respect to such sale; provided, however, the provisions of Section 11.3(a) may thereafter be reinstated by Approval of the Members.

(c) Nothing contained in this Section 11.3 shall obligate the Members to consummate any sale of the Company hereunder, and any such sale may be abandoned by the Members at any time. If any such proposed sale is abandoned, the Members shall cause the Company to promptly send written notice thereof to each Holder of Membership Units.

Section 11.4 Tag-Along Right. Prior to any Transfer, the Holder desiring to Transfer Membership Units shall send a notice in writing, of such Holder's intention to sell the Offered Interests, to the Non-Selling Holders indicating the Offer Price and the Terms. The Non-Selling Holders shall have the right to elect to participate in the proposed Transfer, by delivering written notice of such election to the Transferring Holder within ten (10) days of receiving the notice of Transfer. The Non-Selling Holder shall be entitled, but is not required, to sell to the proposed purchaser, a pro rata share of its Membership Units, on substantially the same terms and conditions as the Transferring Holder.

ARTICLE TWELVE
ISSUANCES OF MEMBERSHIP INTERESTS; ADMISSION OF NEW MEMBERS

Section 12.1 Additional Issuance of Membership Units.

(a) In order to raise additional capital or to acquire assets or for any other Company purposes, the Board may cause the Company to issue additional Membership Interests at any time or from time to time to any Person, solely with the Approval of the Members. Subject to the voting requirements of the Board set forth in Article Four and solely with Approval of the Members, the Board shall determine the consideration and terms and conditions with respect to any future issuance of Membership Interests and may issue such Membership Interests in one or more classes or one or more series of such classes, with such designations, preferences and relative, participating, optional or other special rights, powers and duties, as shall be fixed by the Board with the Approval of the Members, including, without limitation, (i) the allocation of Net Profits and Net Losses to each such class or series of Membership Interests; (ii) the rights and powers of each such class or series of Membership Interests, which rights and powers may be superior or inferior to those of existing Members; (iii) the rights of each such class or series of Membership Interests upon dissolution and liquidation of the Company; (iv) the price at which and the terms and conditions, if any, upon which each such class or series of Membership Interests of the

Company may be redeemed by the Company; (v) rights and powers which are superior or inferior to those of existing Members; (vi) the right to vote as a separate class or group on specified matters by amendment of this Agreement; and (vii) the right of each such class or series of Membership Interests to vote on Company matters.

(b) The Board shall have the right to amend, or cause the officers to amend, any provision of this Agreement and to execute, swear to, acknowledge, deliver, file, publish and record such documents as the officers may in their sole discretion determine to be necessary or appropriate in connection therewith in order to reflect the authorization and issuance of each such class or series of Membership Interests. The Board may authorize the officers to do all things it deems to be appropriate or necessary to comply with the Act and is authorized and directed to do all things it deems to be necessary or advisable in connection with any such future issuance, including compliance with any statute, rule, regulation or guideline of any federal, state or other governmental agency.

Section 12.2 Admission of New Members. Additional Persons (other than Transferees of Members who shall be admitted as new Members pursuant to Section 11.1(d)) may be admitted to the Company as Members ("New Members") at such time as all conditions to their admission have been satisfied, as Determined and Approved by the Board. Without limiting the generality of the foregoing, as a condition to the admission of any Person as a New Member, the Person to be admitted shall execute and acknowledge such documents and instruments as the Company may reasonably request as necessary or appropriate to confirm such Person as a Member in the Company and such Person executes a joinder agreement agreeing to be bound by the terms and conditions of this Agreement.

ARTICLE THIRTEEN
INDEMNIFICATION

Section 13.1 Liability for Certain Acts. The Members, Directors, and the officers, employees and agents appointed pursuant to this Agreement, including without limitation the Managers, shall perform their duties in good faith, in a manner they reasonably believe to be in the best interests of the Company, with such care as an ordinarily prudent person in a like position would use under similar circumstances. A Member, Director, Manager, or an officer, employee or agent who so performs his or her duties shall not have any liability by reason of being or having been a Member, Director, Manager or an officer, employee or agent of the Company.

Section 13.2 Indemnification.

(a) The Company shall indemnify to the fullest extent permitted by law any Person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company), or any appeal thereof by reason of the fact that such Person is or was a Member solely by reason of the fact that such person is or was a Member, or a Director, or a Manager, or an officer, employee or agent of the Manager or the Company, or is or was serving at the request of the Company as a Director, Manager, officer, employee or agent of another Person (any such Person, a "Covered Person"), against expenses (including attorneys' fees and expenses), judgments, fines and amounts paid in settlement actually incurred by such Person in connection with investigating, preparing or defending any such action, suit or proceeding if such Person did not act in bad faith or fraudulently and, with respect to any criminal action or proceeding, had no reasonable cause to believe such Person's conduct was unlawful.

(b) The Company shall indemnify to the fullest extent permitted by law any Covered Person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by or in the right of the Company to procure a judgment in its favor by reason of the fact that such Person is or was a Director, Manager or an officer, employee or agent of the Manager or the Company, or is or was serving at the request of the Company as a Director, Manager, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees and expenses) actually incurred by a Person in connection with the investigation, preparation, defense or settlement of such action or suit if a Person did not act in bad faith or fraudulently and except that no indemnification shall be made in respect of any claim, issue or matter as to which such Person shall have been adjudged to be liable to the Company unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such Person is fairly and reasonably entitled to indemnity for such expenses which a court shall deem proper.

(c) Expenses (including attorneys' fees) incurred by any Covered Person in defending any civil, criminal, administrative or investigative action, suit or proceeding shall be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such Covered Person to repay such amount if it shall ultimately be determined that such Person is not entitled to be indemnified by the Company authorized in this Section 13.2. In addition, any expenses (including attorneys' fees) incurred by any Covered Person in enforcing their right to indemnification pursuant to this Section 13.2 shall be paid by the Company upon a determination in favor of such Covered Person.

(d) The indemnification and advancement of expenses provided by, or granted pursuant to, this Section 13.2 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any law, agreement, or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office.

(e) The Company may purchase and maintain insurance on behalf of any Covered Person against any liability asserted against such Covered Person and incurred by such Covered Person in any such capacity, or arising out of such Covered Person's status as such, whether or not the Company would have the power to indemnify such Person against such liability under this Section 13.2.

(f) The indemnification and advancement of expenses provided by, or granted pursuant to, this Section 13.2 shall, unless otherwise provided when authorized or ratified, continue as to a Covered Person who has ceased to be a Member, Director, Manager, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a Person.

ARTICLE FOURTEEN
MISCELLANEOUS

Section 14.1 Further Assurances. Each Member agrees to execute, acknowledge, deliver, file, record and publish such further certificates, amendments to certificates, instruments and documents, and do all such other acts and things as may be required by law, or as may be required to carry out the intent and purposes of this Agreement.

Section 14.2 Notices. Except for as otherwise set forth in this Agreement, all notices, requests, claims, demands and other communications hereunder (collectively, "Notices") shall be in writing, signed by the party giving such notice and shall be given or made (and shall be deemed to have been duly given or made

upon receipt) by delivery in person, by courier service, by telecopy or by registered or certified mail (return receipt requested, with postage prepaid), to the respective parties at the addresses noted in Schedule A. Any Member may designate another addressee (and/or change its address) for Notices hereunder by a Notice given pursuant to this Section 14.2.

Section 14.3 Judicial Interpretation. Should any provision of this Agreement require judicial interpretation, the parties hereto agree that the court interpreting or construing the same will not apply a presumption that the terms hereof will be more strictly construed against one party by reason of the rule of construction that a document is to be construed more strictly against the party which itself or through its agent prepared the same, it being agreed that the agents of each party have participated in the preparation hereof.

Section 14.4 Governing Law. This Agreement shall be governed in all respects by the laws of the State of New York, without giving effect to the conflict of laws principles thereof.

Section 14.5 Choice of Forum; Wavier of Jury Trial.

(a) ANY ACTION, SUIT OR OTHER PROCEEDING WITH RESPECT TO THIS AGREEMENT SHALL BE BROUGHT IN THE COURTS OF THE STATE OF NEW YORK OR OF THE UNITED STATES OF AMERICA FOR THE SOUTHERN DISTRICT OF NEW YORK. IN ANY SUCH SUIT, LEGAL ACTION OR PROCEEDING, EACH PARTY WAIVES PERSONAL SERVICE OF ANY SUMMONS, COMPLAINT OR OTHER PROCESS AND AGREES THAT SERVICE THEREOF MAY BE MADE BY ANY MEANS SPECIFIED FOR NOTICE PURSUANT TO SECTION 14.2. TO THE FULLEST EXTENT PERMITTED BY LAW, EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OR ANY SUCH SUIT, LEGAL ACTION OR PROCEEDING IN ANY SUCH COURT AND HEREBY FURTHER WAIVES ANY CLAIM THAT ANY SUIT, LEGAL ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

(b) EACH PARTY TO THIS AGREEMENT HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (I) ARISING UNDER THIS AGREEMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. EACH PARTY TO THIS AGREEMENT HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION WILL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES TO THIS AGREEMENT MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

Section 14.6 Headings. All titles or captions contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 14.7 No Third-Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their permitted assigns, and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable rights benefit or remedy of any nature whatsoever.

Section 14.8 Extension Not a Waiver. No delay or omission in the exercise of any power, remedy or right herein provided or otherwise available to a party or the Company shall impair or affect the right of

such party or the Company thereafter to exercise the same. Any extension of time or other indulgence granted to a party hereunder shall not otherwise alter or affect any power, remedy or right of any other party or of the Company, or the obligations of the party to whom such extension or indulgence is granted.

Section 14.9 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to affect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 14.10 Assignment. Neither this Agreement nor any rights hereunder may be assigned by operation of law or otherwise without 80% Consent of the Members except as permitted in Article Eleven.

Section 14.11 Consent and Approval. Any consent or approval to any act or matter required under this Agreement must be in writing and shall apply only with respect to the particular act or matter to which such consent or approval is given, and shall not relieve any Member from the obligation to obtain the consent or approval, as applicable, wherever required under this Agreement to any other act or matter.

Section 14.12 Entire Agreement; Amendment. This Agreement (including the Schedules and Exhibits hereto) constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and all prior oral or written agreements relative hereto which are not contained herein are terminated. Except otherwise provided herein, this Agreement may be amended by 80% Consent of the Members. Amendments, variations, modifications or changes herein may be made effective and binding upon the parties by, and only by, the setting forth of same in a document duly executed in accordance with the foregoing, and any alleged amendment, variation, modification or change herein which is not so documented shall not be effective as to any party.

Section 14.13 Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile transmission), and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which when taken together shall constitute one and the same agreement.

Section 14.14 Power of Attorney. Each Member hereby irrevocably constitutes and appoints (a) the Managers as such Person's true and lawful representative and attorney-in-fact, with full power and authority in such Person's name, place and stead, to make, execute, acknowledge, deliver, swear to, record, file and publish with respect to the Company (i) any and all instruments, documents and certificates (including the Articles, any amendments thereto and a certificate of cancellation) which, from time to time, may be required by the laws of the United States of America, the State of New York or any other state in which the Company shall determine to do business or any political subdivision or agency thereof, and to take any other action that the Managers may deem necessary or appropriate, in its sole discretion, to execute, implement and continue or terminate the valid and subsisting existence and business operations of the Company and (ii) any amendments to the Articles as such amendments and restatements are contemplated hereunder, or any other instrument relating to any such amendments. The foregoing grant of authority is a special power of attorney coupled with an interest, shall be irrevocable and shall continue in full force and effect notwithstanding the subsequent death,

disability, insanity or incapacity (or, in the case of a Member that is a corporation, association, partnership, joint venture or trust, the subsequent merger, dissolution or other termination of the existence) of such Member. The special power of attorney may be exercised on behalf of a Member by a facsimile signature.

[*Signature Page Follows*]

IN WITNESS WHEREOF, the parties hereto have entered into this Agreement or have caused this Agreement to be duly executed by their respective authorized officers, in each case as of the date first above stated.

MEMBER:

____

By: ________________________________

Name: Alice Jun, John Limb

Title: LLC Designated Manager, LLC Managing Member

SCHEDULE A

MEMBERS

Members	Address	Membership Units	Percentage Interest
Alice Jun		18,751	62.50%
John Limb		9,375	31.25%
Ohn Choe		626	2.09%
Jiyun Jennifer Yoo		441	1.47%
Douglas Hahn & Melissa Ko		315	1.05%
Charles Merinoff		492	1.64%
Total		30,000	100.00%